Exhibit (a)(1)(E)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

EXCEL TECHNOLOGY, INC.

at

$32.00 Net Per Share

by

Eagle Acquisition Corporation

an indirect wholly owned subsidiary of

GSI Group Inc.

THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, AUGUST 19, 2008, UNLESS THE OFFER IS EXTENDED.

To Our Clients:

Enclosed for your information is an Offer to Purchase, dated July 23, 2008 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), relating to the offer by Eagle Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of GSI Group Inc., a New Brunswick corporation (“Parent”), to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Excel Technology, Inc., a Delaware corporation (the “Company”), at a price of $32.00 per Share, net to the seller in cash, without interest thereon and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer. Also enclosed is a letter to stockholders of the Company from the President and Chief Executive Officer of the Company, accompanied by the Company’s Solicitation/Recommendation Statement on Schedule 14D-9.

We are the holder of record of Shares held by us for your account. A tender of such Shares can be made only by us as the holder of record and pursuant to your instructions. The Letter of Transmittal accompanying this letter is furnished to you for your information only and cannot be used by you to tender Shares held by us for your account.

We request instructions as to whether you wish to tender any or all of the Shares held by us for your account, pursuant to the terms and conditions set forth in the Offer.

Your attention is directed to the following:

1.	The offer price is $32.00 per Share, net to the seller in cash, without interest thereon and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions of the Offer.

2.	The Offer is being made for all outstanding Shares.

3.	The Offer is being made pursuant to the Agreement and Plan of Merger dated as of July 9, 2008 (the “Merger Agreement”), among Parent, Purchaser and the Company, pursuant to which, after completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser has agreed to be merged with and into the Company, with the Company surviving as an indirect wholly owned subsidiary of Parent (the “Merger”), and each issued and outstanding Share (other than Shares held in the treasury of the Company, owned by Parent, Purchaser or any subsidiary of Parent or the Company, or held by stockholders who properly demand and perfect appraisal rights under Delaware law) will, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and converted into the right to receive an amount in cash equal to the per Share price paid pursuant to the Offer, without interest and less any required withholding taxes, upon the surrender of the certificate formerly representing such Share.

4.	The Company’s board of directors has unanimously approved the Merger Agreement, the Offer and the Merger and determined that the terms of the Merger Agreement, the Offer and the Merger are advisable and fair to and in the best interests of the Company and the Company’s stockholders. The Company’s board of directors unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

5.	The Offer is subject to various conditions, including, among others, that (a) at the expiration of the Offer there shall have been validly tendered (not including any Shares tendered pursuant to procedures for guaranteed delivery) in the Offer and not properly withdrawn that number of Shares which, together with the number of Shares, if any, then beneficially owned by Parent, Purchaser or their subsidiaries constitutes a majority of the total number of then-outstanding Shares on a fully diluted basis (which shall mean, as of any time, the number of Shares outstanding, together with all Shares (if any) which the Company would be required to issue pursuant to any then-outstanding warrants, options, benefit plans or obligations or securities convertible or exchangeable into Shares or otherwise, but only to the extent then so exercisable, convertible or exchangeable) on the date Shares are accepted for payment; (b) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in respect of the transactions contemplated by the Merger Agreement shall have expired or been terminated, and any required approvals or consents in respect of the transactions contemplated by the Merger Agreement shall have been obtained under any applicable foreign antitrust laws (and any applicable waiting periods thereunder have expired or been terminated); (c) subject to certain exceptions, there shall not have occurred any change, event, violation, inaccuracy, circumstance or effect that has had, or would reasonably be expected to have, a material adverse effect on the business (taken as a whole) financial condition, capitalization (taken as a whole), assets (taken as a whole) or liabilities (taken as a whole) of the Company or its subsidiaries; and (d) the Merger Agreement shall not have been terminated in accordance with its terms. Parent is entitled to terminate the Merger Agreement and thus the Offer and not accept for payment, purchase or pay for tendered Shares under various circumstances, including if the securities purchase agreement entered into by Parent and its direct wholly owned subsidiary, GSI Group Corporation, with certain investors to provide $210 million in financing for the transactions contemplated by the Merger Agreement (the “Financing”) shall have been terminated, breached or otherwise repudiated by such investors, or if Parent reasonably determines that the conditions to the availability of the Financing are not likely to be satisfied as of the scheduled expiration of the Offer or that the Financing will not be available to purchase and pay for the Shares pursuant to the Offer and to pay the aggregate consideration in the Merger. The Offer is also subject to certain other terms and conditions. See Section 13 of the Offer to Purchase.

6.	The initial offering period of the Offer and withdrawal rights will expire at the Expiration Date (as defined in Section 1 of the Offer to Purchase).

7.	Any transfer taxes applicable to the sale of Shares to Purchaser pursuant to the Offer will be paid by Purchaser, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

If you wish to have us tender any or all of the Shares held by us for your account, please so instruct us by completing, executing and returning to us in the enclosed envelope the instruction form included herewith. Please forward your instructions to us in ample time to permit us to submit a tender on your behalf prior to the Expiration Date. If you authorize the tender of your Shares, all such Shares will be tendered unless otherwise specified on the instruction form included herewith.

Payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by American Stock Transfer & Trust Company, the Depositary for the Offer (the “Depositary”), of (a) certificates for such Shares or a Book-Entry Confirmation (as defined in the Offer to Purchase) with respect to such Shares pursuant to the procedures set forth in the Offer to Purchase, (b) a Letter of Transmittal (or , in the case of tenders by Eligible Institutions (as defined in the Offer to Purchase), a facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Purchaser cannot comply with the state statute, Purchaser will not make the Offer to, nor will Purchaser accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, Purchaser will endeavor to make arrangements to have the Offer made on its behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Instructions with Respect to the

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

EXCEL TECHNOLOGY, INC.

at

$32.00 Net Per Share

by

Eagle Acquisition Corporation

an indirect wholly owned subsidiary of

GSI Group Inc.

The undersigned acknowledge(s) receipt of your letter and the enclosed Offer to Purchase, dated July 23, 2008 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), in connection with the Offer by Eagle Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of GSI Group Inc., a Delaware corporation, to purchase for cash all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Excel Technology, Inc., a Delaware corporation, at a price of $32.00 per Share, net to the seller in cash, without interest thereon and subject to reduction for any applicable withholding taxes, upon the terms and conditions set forth in the Offer.

This will instruct you to tender the number of Shares indicated on the reverse (or if no number is indicated on the reverse, all Shares) that are held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the Offer.

The undersigned understands and acknowledges that all questions as to validity, form and eligibility of the surrender of any certificate representing Shares submitted on my behalf to the Depositary will be determined by Purchaser (which may delegate power in whole or in part to the Depositary) and such determination shall be final and binding.

Dated: July 23, 2008

Number of Shares to Be Tendered:                                  Shares*

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Account Number:	Signature(s):

Dated: , 2008

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*	Unless otherwise indicated, you are deemed to have instructed us to tender all Shares held by us for your account.

Please return this form to the brokerage firm or other nominee maintaining your account.